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July 1, 2022	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 8 to Registration Statement on Form F-1 on Form F-3 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated May 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 7 to Registration Statement on Form F-1 on Form F-3 filed on May 19, 2022 (“Amendment No. 7”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 8 to Registration Statement on Form F-1 on Form F-3 (“Amendment No. 8”) and certain exhibits via EDGAR to the Commission. To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 8, a marked version showing changes to Amendment No. 7.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

July 1, 2022

The Company seeks to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 8 where language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 7 to Form F-1 on Form F-3 Filed May 19, 2022

Cover Page

1. We note your disclosure in response to comment 3. Where you describe how cash is transferred through your organization:

●	Both on the cover page and in the summary, please clarify the source of your "internal cash management policies." For example, disclose whether these policies were established by the board of each relevant company;

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 7, 20 and 139 of Amendment No. 8.

●	Both on the cover page and in the summary, where you discuss how cash may be transferred among entities within your group, clarify the source of your rules on cash flow among entities/operations. For example, disclose whether these policies are contained in the relevant VIE agreement (including the Business Operations Agreement, Equity Pledge Agreement, and Powers of Attorney), and identify the relevant VIE agreements to which they are a part.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 6, 20 and 138 of Amendment No. 8.

●	We note on page 7 that the PRC subsidiaries may pay dividends to their shareholders, which are the Parent's subsidiaries incorporated in Hong Kong. Revise the cover page and page 7 to clarify the source of this ability;

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 7, 22 and 139 of Amendment No. 8.

●	Revise the cover page to disclose the requirement to obtain SAFE approval, as is currently disclosed on page 7; and

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page of Amendment No. 8.

●	Revise the cover page to disclose that each of the PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, as is currently disclosed on page 7.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page of Amendment No. 8.

* * *

July 1, 2022

If you have any questions regarding Amendment No. 8, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Jenny Liu, Marcum Bernstein & Pinchuk LLP